ANDERSON MŌRI & TOMOTSUNE

IZUMI GARDEN TOWER
6-1, ROPPONGI 1-CHOME, MINATO-KU
TOKYO 106-6036, JAPAN

TEL: (03) 6888-1000
http://www.andersonmoritomotsune.com

BEIJING OFFICE
BEIJING FORTUNE BUILDING, ROOM 809
NO. 5, DONG SAN HUAN BEI LU
CHAO YANG QU, BEIJING 100004
PEOPLE'S REPUBLIC OF CHINA
TEL: 86 (10) 6590-9060
FAX: 86 (10) 6590-9062

File No. 82-34835
July 31, 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

NTT Urban Development Corporation - 12g3-2(b) Exemption

Ladies and Gentlemen:

In connection with the exemption of NTT Urban Development Corporation (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Notice of Convocation of the 22nd Ordinary General Meeting of Shareholders dated June 1, 2007;
2. Notice of Resolutions of the 22nd Ordinary General Meeting of Shareholders dated June 21, 2007;
3. Annual Business Report for the 22nd Fiscal Period; and
4. Brief Description of Japanese Language Documents.

dw 8/3

If you have any questions or requests for additional information, please do not hesitate to contact Akiko Kimura or Kagayaki Funakoshi of Anderson Mori & Tomotsune, Japanese counsels to the Company, with offices at Izumi Garden Tower, 6-1, Roppongi 1-chome, Minato-ku, Tokyo 106-6036, Japan (telephone +813-6888-1197, facsimile +813-6888-3197).

Very truly yours,

Kagayaki Funakoshi

Enclosures

(Summary English Translation)

Securities Code: 8933
June 1, 2007

TO OUR SHAREHOLDERS:

NTT URBAN DEVELOPMENT CORPORATION
14-1, Sotokanda 4-chome
Chiyoda-ku, Tokyo
Japan

Kiyoshi Mita
President and Chief Executive Officer

Notice of Convocation of the 22nd Ordinary General Meeting of Shareholders

This is to inform you that the Company's 22nd Ordinary General Meeting of Shareholders will be held as described below. You are cordially invited to attend the Meeting.

If you are unable to attend, you may cast a vote in writing or via the Internet. After examining the attached reference materials for the General Meeting of Shareholders, please exercise your voting rights by 5:30 p.m., Wednesday, June 20, 2007 by completing and sending to us the enclosed form for exercise of voting rights or by accessing our designated website (http://www.it-soukai.com/).

If you intend to exercise your voting rights via the Internet, please refer to the section entitled "Procedures for Exercise of Voting Rights via Internet".

Particulars

(1) Date: 10:00 a.m., Thursday, June 21, 2007

(2) Place: Granpark Plaza Wing 3rd Floor, Conference Room
4-1, Shibaura 3-chome, Minato-ku, Tokyo, Japan

(3) Purpose of Meeting:

Matters to be reported:

1. Presentation of contents of business report and consolidated financial statements for the 22nd fiscal year (from April 1, 2006 through March 31, 2007) and report on results of audit of consolidated financial statements by the accounting auditors and the Board of Corporate Auditors

2. Presentation of contents of financial statements for the 22nd fiscal year (from April 1, 2006 through March 31, 2007)

Matters to be resolved:

Agendum No. 1:	Appropriation of surplus
Agendum No. 2:	Election of three directors
Agendum No. 3:	Election of three corporate auditors
Agendum No. 4:	Election of an accounting auditor
Agendum No. 5:	Payment of bonuses to officers
Agendum No. 6:	Payment of retirement benefits to retiring directors and payment of accrued amounts due to termination of retirement benefits plan
Agendum No. 7:	Revision of amount of remuneration payable to directors and corporate auditors

* * * * * * * * * *

1. If you attend this Meeting on the appointed date, please bring with you the form for exercising voting rights enclosed herewith, and present it to the receptionist at the place of the Meeting.
2. In case of any revision to the reference materials for the General Meeting of Shareholders and business report, financial statements and consolidated financial statements, such revision will be posted on our website (http://www.nttud.co.jp/).

(Attached Materials)

BUSINESS REPORT

For the period from April 1, 2006 through March 31, 2007

1. MATTERS CONCERNING CURRENT STATE OF THE GROUP

Business developments and results, status of each segment, status of capital investments and financing, business issues to be dealt with, financial condition and the results of operations in recent years, status of material parent company and subsidiaries, information relating to principal businesses and principal offices, status of employees and principal correspondent banks are mentioned.

2. MATTERS CONCERNING SHARES OF THE COMPANY

Total number of outstanding shares, number of shareholders, status of top ten shareholders and other material matters concerning shares are mentioned.

3. MATTERS CONCERNING STOCK ACQUISITION RIGHTS OF THE COMPANY

Not Applicable.

4. MATTERS CONCERNING OFFICERS OF THE COMPANY

Names and remuneration of directors and corporate auditors, and matters concerning outside officers are mentioned.

5. STATUS OF ACCOUNTING AUDITORS

Name, amount of remuneration payable to the accounting auditors, total amount of cash and other revenues payable by the Company and subsidiaries, policy to resolve dismissal or change of the accounting auditors and matters concerning suspension of business of an accounting auditor are mentioned.

6. MECHANISM AND POLICY OF THE COMPANY

Mechanism to ensure appropriate business operation and basic policy concerning dominance of the Company are mentioned.

CONSOLIDATED BALANCE SHEET
As of March 31, 2007

	(Millions of yen)
Assets	
Current Assets:	
Cash and deposits	¥2,057
Notes receivable and accounts receivable	6,271
Inventory	82,745
Deferred tax assets	725
Others	3,053
Allowance for doubtful receivables	(1)
Total current assets	94,853
Fixed Assets:	
Tangible fixed assets:	
Buildings and structures	312,244
Machinery, equipment and vehicle	3,420
Land	101,723
Construction in progress	14,083
Others	3,281
Total tangible fixed assets	434,753
Intangible fixed assets:	1,703
Investment and other assets:	
Investment securities	20,422
Long-term prepaid expenses	20,070
Deferred tax assets	3,301
Others	6,749
Allowance for doubtful receivables	(5)
Total investment and other assets	50,538
Total fixed assets	486,995
Total Assets	¥581,848

	(Millions of yen)
Liabilities	
Current Liabilities:	
Notes payable and accounts payable	¥21,714
Short-term borrowings	7,842
Current portion of long-term borrowings	26,261
Current portion of bonds	9,300
Accrued income taxes, etc.	4,193
Others	26,845
Total current liabilities	96,156
Fixed Liabilities:	
Bonds	32,992
Long-term borrowings	216,673
Accrued retirement benefits for employees	5,231
Accrued retirement benefits for officers	203
Lease deposits from tenants	105,230
Others	191
Total fixed liabilities	360,522
Total liabilities	456,679
Net Assets	
Shareholders' Equity:	
Common stock	48,760
Capital surplus	34,109
Earned surplus	41,925
Total Shareholders' Equity	124,795
Valuation and Translation Adjustment, etc.:	
Unrealized gains on securities	296
Total valuation and translation adjustment, etc.	296
Minority Interests:	77
Total Net Assets	125,169
Total Liabilities and Net Assets	¥581,848

(Note) All amounts have been rounded down to the nearest one million yen.

CONSOLIDATED STATEMENT OF INCOME

(Period from April 1, 2006 through March 31, 2007)

	(Millions of yen)
Operating revenues:	¥128,215
Cost of revenue from operations:	91,781
Gross operating income	36,433
Selling, general and administrative expenses	11,342
Operating income	25,091
Non-operating revenues:	
Interest income	11
Dividend income	44
Charge income	39
Gain on donated fixed assets	32
Equity method investment gain	1,624
Others	97
Total non-operating revenues	1,850
Non-operating expenses:	
Interest expenses	3,794
Others	208
Total non-operating expenses	4,003
Ordinary income	¥22,938

	(Millions of yen)
Extraordinary gain:	
Gain on sale of fixed assets	¥306
Total extraordinary gain	306
Extraordinary loss:	
Loss on retirement of fixed assets	1,432
Total extraordinary loss	1,432
Net income before adjustment of tax, etc.:	21,812
Income tax, inhabitants tax and enterprise tax	7,929
Adjustment of income taxes, etc.	885
Minority interests	2
Net income for the period	¥12,995

(Note) All amounts have been rounded down to the nearest one million yen.

CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

(Period from April 1, 2006 through March 31, 2007)

(Millions of yen)

	Shareholders' equity				Valuation and translation adjustment, etc.	Minority interests	Total net assets
	Common stock	Capital surplus	Earned surplus	Total	Unrealized gains on securities		
Balance as of March 31, 2006	48,760	34,109	32,299	115,169	526	80	115,776
Changes in the consolidated fiscal year							
Dividends (Note 1)			(1,645)	(1,645)			(1,645)
Bonus to officers (Note 1)			(78)	(78)			(78)
Interim dividend			(1,645)	(1,645)			(1,645)
Net income for the period			12,995	12,995			12,995
Changes of items other than shareholders' equity in the consolidated fiscal year (net)					(230)	(3)	(233)
Total changes in the consolidated fiscal year	–	–	9,625	9,625	(230)	(3)	9,392
Balance as of March 31, 2007	48,760	34,109	41,925	124,795	296	77	125,169

(Note 1) Determined at the ordinary general meeting of shareholders held in June, 2006 as the appropriation of retained earnings.

(Note 2) All amounts have been rounded down to the nearest one million yen.

BALANCE SHEET
As of March 31, 2007

	(Millions of yen)
Assets	
Current Assets:	
Cash and deposits	¥107
Accounts receivable	5,395
Property for sale	540
Property for sale in progress	68,936
Construction in progress (inventory)	48
Stored goods	22
Prepaid expenses	340
Deferred tax assets	667
Others	2,517
Allowance for doubtful receivables	(1)
Total current assets	78,573
Fixed Assets:	
Tangible fixed assets:	
Buildings	305,164
Structures	5,844
Machinery and equipment	3,420
Tools, furniture and fixtures	3,261
Land	98,977
Construction in progress	14,083
Total tangible fixed assets	430,752
Intangible fixed assets:	
Leasehold	1,129
Software	326
Others	236
Total intangible fixed assets	¥1,693

	(Millions of yen)
Investment and other assets:	
Investment securities	¥11,910
Shares of affiliated companies	8,126
Other securities of affiliated companies	7,050
Contribution to capital	15
Bankruptcy and reorganization claim	3
Long-term prepaid expenses	20,070
Lease deposits paid	6,432
Deferred tax assets	3,214
Others	208
Allowance for doubtful receivables	(3)
Total investment and other assets	57,028
Total fixed assets	489,474
Total Assets	¥568,048

	(Millions of yen)
Liabilities	
Current Liabilities:	
Accounts payable	¥21,123
Short-term borrowings	7,842
Current portion of long-term borrowings	26,010
Current portion of bonds	9,300
Accrued amount payable	11,277
Accrued expenses	1,472
Accrued income taxes, etc.	3,917
Advances received	8,712
Deposits received	2,251
Others	4,016
Total current liabilities	95,925
Fixed Liabilities:	
Bonds	29,992
Long-term borrowings	207,945
Long-term accrued amount payable	886
Accrued retirement benefits for employees	4,757
Accrued retirement benefits for officers	142
Lease deposits from tenants	105,395
Others	4
Total fixed liabilities	349,123
Total liabilities	445,048
Net Assets	
Shareholders' Equity:	
Common Stock:	48,760
Capital Surplus:	
Capital reserve	34,109
Total capital surplus	34,109
Earned Surplus:	
Earned reserve	3,437
Other earned surplus	36,396
Unappropriated reserve	9,978
Earned surplus carried over	26,417
Total earned surplus	39,833
Total Shareholders' equity	122,703
Valuation and Translation Adjustment, etc.:	
Unrealized gains on securities	296
Total valuation and translation adjustment, etc.	296

	(Millions of yen)
Total net assets	122,999
Total Liabilities and Net Assets	¥568,048

(Note) All amounts have been rounded down to the nearest one million yen.

STATEMENT OF INCOME

(Period from April 1, 2006 through March 31, 2007)

	(Millions of yen)
Operating revenues:	
Operating revenues from leasing business	¥84,985
Operating revenues from residential property sales business	32,680
Operating revenues from other businesses	1,412
Total operating revenues	119,077
Cost of revenue from operations:	
Cost of sales for leasing business	57,944
Cost of sales for residential property sales business	25,443
Cost of sales for other businesses	936
Total cost of revenue from operations	84,324
Gross operating income	34,753
Selling, general and administrative expenses	10,486
Operating income	24,266
Non-operating revenues:	
Interest income	9
Dividend income	1,585
Charge income	39
Gain on donated fixed assets	32
Others	85
Total non-operating revenues	1,754
Non-operating expenses:	
Interest expenses	3,491
Interest on bonds	300
Others	113
Total non-operating expenses	3,906
Ordinary income	¥22,114

	(Millions of yen)
Extraordinary gain:	
Gain on sale of fixed assets	¥306
Total extraordinary gain	306
Extraordinary loss:	
Loss on retirement of fixed assets	1,432
Total extraordinary loss	1,432
Net income before income taxes	20,988
Income tax, inhabitants tax and enterprise tax	7,535
Adjustment of income taxes, etc.	927
Net income for the period	12,526

(Note) All amounts have been rounded down to the nearest one million yen.

STATEMENT OF CHANGES IN NET ASSETS
(Period from April 1, 2006 through March 31, 2007)

(Millions of yen)

	Shareholders' equity						Valuation and translation adjustment, etc.	Total net assets
	Common stock	Capital surplus	Earned surplus			Total Shareholders' equity	Unrealized gains on securities	
		Capital reserve	Earned reserve	Other earned surplus				
				Unappro-priated reserve	Earned surplus carried over			
Balance as of March 31, 2006	48,760	34,109	3,437	7,624	19,610	113,542	526	114,069
Changes in the fiscal year								
Dividends (Note 1)					(1,645)	(1,645)		(1,645)
Interim dividend					(1,645)	(1,645)		(1,645)
Bonus to officers (Note 1)					(74)	(74)		(74)
Reserve for advanced depreciation of fixed assets (previous period)				1,634	(1,634)	–		–
Reversal of reserve for advanced depreciation of fixed assets (previous period)				(21)	21	–		–
Reserve for advanced depreciation of fixed assets (this period)				765	(765)	–		–
Reversal of reserve for advanced depreciation of fixed assets (this period)				(24)	24	–		–
Net income for the period					12,526	12,526		12,526
Changes of items other than shareholders' equity in the fiscal year (net)							(230)	(230)
Total changes in the fiscal year	–	–	–	2,353	6,806	9,160	(230)	8,930
Balance as of March 31, 2007	48,760	34,109	3,437	9,978	26,417	122,703	296	122,999

(Note 1) Determined at the ordinary general meeting of shareholders held in June, 2006 as the appropriation of retained earnings.

(Note 2) All amounts have been rounded down to the nearest one million yen.

Audit Report on Consolidated Financial Statements

INDEPENDENT AUDITORS' REPORT

May 2, 2007

To the Board of Directors of
NTT URBAN DEVELOPMENT CORPORATION

MISUZU Audit Corporation

Yasushi Hamada (Seal)
Certified Public Accountant
Engagement Partner

Kazuomi Nakamura (Seal)
Certified Public Accountant
Engagement Partner

KPMG AZSA & Co.

Takuji Kanai (Seal)
Certified Public Accountant
Engagement Partner

Atsunori Sadahiro (Seal)
Certified Public Accountant
Engagement Partner

Pursuant to the provisions of Paragraph 4 of Article 444 of the Corporation Act, we have audited the consolidated financial statements (the consolidated balance sheet, consolidated statement of income, consolidated statement of changes in net assets and accompanying footnotes) of NTT URBAN DEVELOPMENT CORPORATION (the "Company") for the consolidated fiscal year from April 1, 2006 to March 31, 2007. It is the responsibility of the management of the Company to prepare these consolidated financial statements, while our responsibility is to express our opinion on the consolidated financial statements from an independent standpoint.

We have conducted the audit in accordance with auditing standards generally accepted as fair and appropriate in Japan. Such auditing standards require that we obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The audit was conducted based on trial examination and included review of the overall

presentation of the consolidated financial statements by, among others, assessing the accounting principles used, the application thereof and significant estimates made by the management of the Company. We believe that the audit provides a reasonable basis for our opinion.

We confirm that the consolidated financial statements present fairly in all material respects, the financial condition and the results of operations of the Group, which consists of the Company and its consolidated subsidiaries, for the relevant period of such consolidated financial statements, in accordance with corporate accounting standards generally accepted as fair and appropriate in Japan.

Supplemental Information

1. As set forth in underlying material factors for the preparation of consolidated financial statements in the accompanying footnotes, the timing of recordation of advertising expenses concerning the residential property sales business has been changed from conventional accrual to completion and delivery, commencing from this consolidated accounting period.

2. As set forth in underlying material factors for the preparation of consolidated financial statements in the accompanying footnotes, recordation of revenues and expenses concerning the real property business using special purpose companies (*tokutei mokuteki kaisha*), etc., except for revenues and expenses concerning companies to which the equity method is applicable, has been changed to recordation as operating revenues and expenses instead of non-operating revenues and expenses, commencing from this consolidated accounting period.

There are no interest relationships between the Company and either of our firms or their engagement partners to be mentioned in accordance with the provisions of the Certified Public Accountants Law.

Audit Report on Financial Statements

INDEPENDENT AUDITORS' REPORT

May 2, 2007

To the Board of Directors of
NTT URBAN DEVELOPMENT CORPORATION

MISUZU Audit Corporation

Yasushi Hamada (Seal)
Certified Public Accountant
Engagement Partner

Kazuomi Nakamura (Seal)
Certified Public Accountant
Engagement Partner

KPMG AZSA & Co.

Takuji Kanai (Seal)
Certified Public Accountant
Engagement Partner

Atsunori Sadahiro (Seal)
Certified Public Accountant
Engagement Partner

Pursuant to the provisions of Item 1, Paragraph 2 of Article 436 of the Corporation Act, we have audited the financial statements (the balance sheet, statement of income, statement of changes in net assets and accompanying footnotes and supplementary statements thereto) of NTT URBAN DEVELOPMENT CORPORATION (the "Company") for the 22nd fiscal year from April 1, 2006 to March 31, 2007. It is the responsibility of the management of the Company to prepare these financial statements and supplementary statements thereto, while our responsibility is to express our opinion on the financial statements and supplementary statements thereto from an independent standpoint.

We have conducted the audit in accordance with auditing standards generally accepted as fair and appropriate in Japan. Such auditing standards require that we obtain reasonable assurance about whether the financial statements and supplementary statements thereto are free of material misstatement. The audit was conducted based on trial examination and included

review of the overall presentation of the financial statements and supplementary statements thereto by, among others, assessing the accounting principles used, the application thereof and significant estimates made by the management of the Company. We believe that the audit provides a reasonable basis for our opinion.

We confirm that the financial statements and supplementary statements thereto present fairly in all material respects, the financial condition and the results of operations for the relevant period of such financial statements and supplementary statements thereto, in accordance with corporate accounting standards generally accepted as fair and appropriate in Japan.

Supplemental Information

1. As set forth in significant accounting policies in the accompanying footnotes, the timing of recordation of advertising expenses concerning the residential property sales business has been changed from conventional accrual to completion and delivery, commencing from this fiscal year.

2. As set forth in significant accounting policies in the accompanying footnotes, recordation of revenues and expenses concerning the real property business using special purpose companies (*tokutei mokuteki kaisha*), etc., except for dividend income concerning related companies, has been changed to recordation as operating revenues and expenses instead of non-operating revenues and expenses, commencing from this fiscal year.

There are no interest relationships between the Company and either of our firms or their engagement partners to be mentioned in accordance with the provisions of the Certified Public Accountants Law.

Audit Report of the Board of Corporate Auditors

AUDIT REPORT

We, the Board of Corporate Auditors, have prepared this Audit Report after due deliberation, based on the audit report prepared by each corporate auditor concerning the execution of duties of the directors during the 22nd fiscal year from April 1, 2006 to March 31, 2007, and hereby report as follows:

1. Methods and Content of Audit by the Corporate Auditors and the Board of Corporate Auditors

   The Board of Corporate Auditors has established audit policies and assignment of duties, etc., received reports on business from directors, etc. and accounting auditors, as well as receiving reports on the status of implementation of audit from each corporate auditor, and requested explanations when necessary.

   Pursuant to audit regulations prescribed by the Board of Corporate Auditors, and in accordance with the audit policies, each corporate auditor has communicated with directors, employees of the internal audit division and others to gather information and improve the audit environment, and has attended meetings of the Board of Directors and other important meetings, received reports on business from the directors and employees, requested explanations when necessary, inspected important documents including those showing approval of executives and investigated the status of the Company's business and financial condition at its head office and principal offices.

   In addition, we have observed and examined the content of a resolution of the Board of Directors concerning improvement of mechanisms to ensure compliance, including mechanisms to ensure that the execution of duties of the directors is in compliance with Japanese laws and regulations and the Articles of Incorporation of the Company, as set forth in Paragraphs 1 and 3 of Article 100 of the Enforcement Regulation of the Corporation Act, and the state of the mechanisms (internal control system) established based on such resolution.

   As to the subsidiaries, we have communicated and shared information with the directors and corporate auditors, etc. of the subsidiaries and received reports on business from the subsidiaries when necessary.

   In accordance with the methods mentioned above, we have examined the business report and the supplementary statements thereto for the relevant fiscal year.

   Moreover, we have observed and examined whether the accounting auditors are maintaining an independent position and are conducting a fair audit, and received reports on business from the accounting auditors and requested explanations when necessary.

In addition, we have received a notice from the accounting auditors that they are improving "mechanisms to ensure appropriate execution of duties" (particulars set forth in Article 159 of the Corporate Calculation Regulations) pursuant to "Quality control standards regarding audits" (Business Accounting Council, October 28, 2005), etc., and requested explanations when necessary.

In accordance with the methods mentioned above, we have examined the financial statements (the balance sheet, statement of income, statement of changes in net assets and accompanying footnotes) and the supplementary statements thereto, and the consolidated financial statements (the consolidated balance sheet, consolidated statement of income, consolidated statement of changes in net assets and accompanying footnotes) for the relevant fiscal year.

2. Results of Audit

(1) Results of Audit of Business Report, etc.

(i) The business report and supplementary statements thereto present fairly the condition of the Company in accordance with laws and regulations and the Articles of Incorporation of the Company.

(ii) There has been neither unfair conduct nor any material breach of laws or regulations or the Articles of Incorporation of the Company in connection with the exercise of duties of the directors.

(iii) The content of the resolution of the Board of Directors concerning the internal control system is due and proper. In addition, there is no matter which is required to be pointed out by us with respect to the exercise of duties of the directors concerning such internal control system.

(2) Results of Audit of Execution of Duties of the Accounting Auditors

There is no matter which is required to be pointed out by us with respect to the mechanisms to ensure the appropriate execution of duties of the temporary accounting auditors, MISUZU Audit Corporation and KPMG AZSA & Co.

(3) Results of Audit of Financial Statements and Supplementary Statements thereto

The methods and results of the audit by the temporary accounting auditors, MISUZU Audit Corporation and KPMG AZSA & Co., are due and proper.

(4) Results of Audit of Consolidated Financial Statements

The methods and results of the audit by the temporary accounting auditors, MISUZU Audit Corporation and KPMG AZSA & Co., are due and proper.

May 8, 2007

Board of Corporate Auditors
NTT URBAN DEVELOPMENT CORPORATION

Hikozaemon Enoki (Seal)
Full-time Corporate Auditor

Reiichi Nakano (Seal)
Full-time Corporate Auditor

Toshio Maegawa (Seal)
Corporate Auditor

Kenji Sato (Seal)
Corporate Auditor

(Note) All corporate auditors are outside corporate auditors as set forth in Item 16 of Article 2 and Paragraph 3 of Article 335 of the Corporation Act.

REFERENCE MATERIALS OF THE GENERAL MEETING OF SHAREHOLDERS

Agenda and Reference Materials

Agendum No. 1: Appropriation of surplus

Nature of property to be distributed as a dividend, matters concerning allocation of dividend and total amount thereof, and effective date of such dividend are mentioned.

Agendum No. 2: Election of three directors

Names and brief personal histories of the candidates and numbers of the Company's shares owned by such candidates are mentioned.

Agendum No. 3: Election of three corporate auditors

Names and brief personal histories of the candidates and numbers of the Company's shares owned by such candidates are mentioned.

Agendum No. 4: Election of an accounting auditor

The name, location of office, history and a brief summary of the candidate are mentioned.

Agendum No. 5: Payment of bonuses to officers

Total amounts to be paid as bonuses to directors and corporate auditors, respectively, are mentioned.

Agendum No. 6: Payment of retirement benefits to retiring directors and payment of accrued amounts due to termination of retirement benefits plan

Names and brief personal histories of the retiring directors, directors and corporate auditors in its term are mentioned.

Agendum No. 7: Revision of amount of remuneration payable to directors and corporate auditors

Proposed upper limits of total amounts to be paid as remuneration to directors and corporate auditors, respectively, are mentioned.

Procedures for Exercise of Voting Rights via Internet

Procedures for exercise of voting rights via the Internet are mentioned.

(Summary English Translation)

June 21, 2007

TO OUR SHAREHOLDERS:

NTT URBAN DEVELOPMENT
CORPORATION
14-1, Sotokanda 4-chome
Chiyoda-ku, Tokyo
Japan

Masaki Mitsumura
President and Chief Executive Officer

<u>Notice of Resolutions of the 22nd Ordinary General Meeting of Shareholders</u>

This is to inform you that the following matters were reported and resolved at the Company's 22nd Ordinary General Meeting of Shareholders held today.

Particulars

Matters reported:

1. Presentation of contents of business report and consolidated financial statements for the 22nd fiscal year (from April 1, 2006 through March 31, 2007) and report on results of audit of consolidated financial statements by the accounting auditors and the Board of Corporate Auditors

   We reported the contents of the above business report, consolidated financial statements and results of audit thereof.

2. Presentation of contents of financial statements for the 22nd fiscal year (from April 1, 2006 through March 31, 2007)

   We reported the contents of the above financial statements.

Matters resolved:

Agendum No. 1:	Appropriation of surplus	
	Approved as proposed.	
Agendum No. 2:	Election of three directors	
	Approved as proposed.	
Agendum No. 3:	Election of three corporate auditors	
	Approved as proposed.	
Agendum No. 4:	Election of an accounting auditor	
	Approved as proposed.	
Agendum No. 5:	Payment of bonuses to officers	
	Approved as proposed.	
Agendum No. 6:	Payment of retirement benefits to retiring directors and payment of accrued amounts due to termination of retirement benefits plan	
	Approved as proposed.	
Agendum No. 7:	Revision of amount of remuneration payable to directors and corporate auditors	
	Approved as proposed.	

File No. 82-34835

(Summary English Translation)

Annual Business Report for the 22nd Fiscal Period

April 1, 2006 through March 31, 2007

NTT URBAN DEVELOPMENT CORPORATION

TO OUR SHAREHOLDERS

Compliments of Masaki Mitsumura, the President and Chief Executive Officer of the Company, as well as the business environment of the Company, future business strategies and efforts to increase the corporate value, are mentioned.

OUTLINE OF BUSINESS

Consolidated business results for the FY2006 and results of operations for the FY2006 of each of the leasing business, residential property sales business and other business are mentioned.

APPROACH TO MODERATE THE HEAT ISLAND EFFECT

A description of the Company's measures against the heat island effect is provided.

CONSOLIDATED FINANCIAL REPORTS

Summary Consolidated Balance Sheet as of March 31, 2007, Summary Consolidated Statement of Income for the year ended March 31, 2007 and Summary Consolidated Statement of Cash Flows for the year ended March 31, 2007 are provided, together with year-to-year changes of total assets, interest-bearing liabilities, net assets and ratio of shareholders' equity to assets, operating revenues, operating income and ratio of operating income to operating revenues, and net income shown in the form of graphs.

RECENT TOPICS

Establishment of NTT Urban Development West BS Co.

A brief description regarding establishment of NTT Urban Development West BS Co., a wholly-owned subsidiary of the Company which conducts property management service business, is provided.

"Good Design Award" and "Aichi Cityscape and Architecture Award" awarded to Urbannet Nagoya Building

A brief notice reporting that Urbannet Nagoya Building has received "Good Design Award" and "Aichi Cityscape and Architecture Award" is provided.

OUTLINE OF THE COMPANY

Company Data (as of March 31, 2007)

The name, location of the head office, date of incorporation, amount of equity capital, number of employees (consolidated) and the names of branches are mentioned.

Officers (as of June 21, 2007)

The names of 15 Directors and 4 Corporate Auditors are mentioned.

STATUS OF SHARES (as of March 31, 2007)

Status of Shares

The number of shares authorized to be issued, number of outstanding shares and number of shareholders are mentioned.

Major Shareholders

The names of top ten shareholders, the number of shares held by each of them and shareholding ratios of such shareholders are mentioned.

Shareholding Ratio

The shareholding ratio by type of shareholders is shown in the form of graph.

MAJOR PROPERTIES

Major properties owned in the leasing business and sold in the residential property sales business are mentioned.

MEMORANDUM FOR SHAREHOLDERS

The fiscal year end, timing of the ordinary general meeting of shareholders, record dates for year-end and interim dividends, name and address of the transfer agent, stock exchanges on which the shares of the Company are listed, and name of newspaper in which public notices are published are mentioned.

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

Annual Securities Report

The Annual Securities Report for the 22nd fiscal year (from April 1, 2006 through March 31, 2007) prepared in accordance with paragraph 1 of Article 24 of the Securities and Exchange Law has been submitted to the Director of the Kanto Local Finance Bureau through EDINET (Electronic Disclosure for Investors' Network) on June 22, 2007 and sets forth the following information:

PART ONE CORPORATE INFORMATION

I. Outline of the company
   1. Changes in principal indicators of business operations, etc.
   2. Brief history of the company
   3. Substance of business
   4. Related companies
   5. Employees

II. Business operations
   1. Summary of results of operations, etc.
   2. Operating revenues
   3. Material business issues to be dealt with
   4. Risks of business operations, etc.
   5. Contracts, etc. being material to operation of business
   6. Research and development activities
   7. Analysis of financial position and results of operations

III. Conditions of facilities
   1. Outline of capital expenditures, etc.
   2. Conditions of principal facilities
   3. Plans for establishment, disposal, etc. of facilities

IV. State of the company
   1. Information concerning shares, etc.
   2. Acquisition, etc. of treasury stock
   3. Dividend policy
   4. Changes in share price
   5. Officers
   6. Corporate governance

V. Financial condition

1. Consolidated financial statements, etc.
2. Non-consolidated financial statements, etc.

VI. Outline of share handling matters

VII. Information for reference

1. Information of the parent company, etc.
2. Other information

PART TWO INFORMATION ON THE GUARANTOR, ETC. (not applicable)

Audit Reports

The annual securities report is available for public inspection through EDINET and at the Tokyo Stock Exchange, Inc. for a certain period.

Amendment to the Shelf Registration Statement

An amendment to the Shelf Registration Statement for the purpose of incorporating the newly-filed Annual Securities Report (for the 22nd fiscal year) was filed with the Director of the Kanto Local Finance Bureau through EDINET on June 22, 2007. The amendment to the Shelf Registration Statement is available for public inspection through EDINET and at the Tokyo Stock Exchange, Inc. for a certain period.

END